UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson January Trading Update (Unaudited)

20 January 2021	Pearson, the world's leading learning company, is today providing an update on full year 2020 trading. Full year results will be announced on 5th March 2021.

Sales and profit in line with expectations for the full year despite additional impact of COVID-19 in Q4.

Key highlights for the 12 months:

●
Group sales declined by 10% and we expect to report adjusted operating profit in the range of £310m-£315m at an average USD:GBP exchange rate of 1.28; with portfolio changes, inflation and the trading impact of COVID-19 partially offset by restructuring savings.

●
The challenging impact of COVID-19 has been felt most acutely across International and Global Assessment due to test centre and school closures, exam cancellations, reduced global mobility and international economic pressure on spending. It has accelerated demand for digital learning and performance in Global Online Learning has been strong. US Higher Education Courseware has performed in line with expectations, despite COVID-19.

●
Global Online Learning sales grew 18% due to strong enrolments in new and existing schools in Virtual Schools and good sales growth in Online Program Management (OPM), with growth in continuing programs partially offset by discontinued
        programs.

●
Global Assessment sales declined 14%, reflecting the impact of test centre closures during the lockdowns in H1 in Professional Certification, with pent up demand in the second half partly moderated by Q4 lockdowns. Cancellation of Spring testing impacted US Student Assessment and school closures impacted US Clinical Assessment.

●
North American Courseware declined 13% with US Higher Education Courseware revenue down 12%, with good growth in digital registrations and eBooks and a further decline of higher priced package and print sales. At the end of 2020, over
       70% of US Higher Education Courseware revenue was digital.

●
International declined 19% due to school and test centre closures and the continuing impact of COVID-19 on public and private spending on courseware and assessments.

Cost management

●
Pearson achieved incremental in year benefits of £60m associated with the 2017-2019 restructuring plan, and we remain on track to create the further £50m of cost efficiencies for full year 2021.

Strong balance sheet

●
Pearson retains significant financial headroom with net debt of c.£0.5bn and immediately available liquidity of c.£1.9bn through committed facilities and cash balances.

Andy Bird, Chief Executive said:
"I am very proud of the way that our employees across the world have come together - in an incredibly challenging year - to support one another, our customers and the broader communities in which we operate. My priority remains keeping our employees and customers safe as global lockdowns and tighter restrictions persist.

"Despite facing significant uncertainty, our teams have been laser-focused on closing out 2020, enabling us to report sales and profit for 2020 in line with expectations. Uncertainty remains in the near term as a result of the ongoing pandemic, with further lockdowns, exam cancellations and reduced global mobility. However, I am excited about our future given the shift to online learning and the huge opportunity to help more people develop the skills they need.

"At the end of 2020, we made several key hires to accelerate our digital growth and, looking ahead, we start the year with momentum, pace and confidence. Our broader goal is to become a more consumer-focused company, targeting the incredible opportunity that exists to have a direct relationship with millions of lifelong learners. We look forward to sharing more details at our Preliminary Results in March."

Financial summary
Underlying growth for 2020
Sales
Global Online Learning	18%
Global Assessment	(14)%
North American Courseware	(13)%
International	(19)%
Total	(10)%

Underlying growth by quarter 2020	Q1	Q2	Q3	Q4
Sales
Global Online Learning	6%	3%	32%	30%
Global Assessment	(3)%	(45)%	(3)%	3%
North American Courseware	(10)%	(18)%	(15)%	(8)%
International	(10)%	(31)%	(26)%	0%
Total	(5)%	(28)%	(10)%	4%

Notes
Throughout this announcement: growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude both currency movements and portfolio changes. Unless otherwise stated, growth rates relate to the twelve-month period.

2020 trading update
In Global Online Learning, sales grew 18% for the full year. Virtual Schools performed strongly driven by 43% enrolment growth in new and existing schools for the 2020/2021 academic year. We opened three new full-time, state-wide partner schools, and combined with two contract exits this takes the total partner schools to 43.

In OPM, we saw good sales growth with a strong performance in undergraduate and international, partially offset by discontinued programs. We also saw the benefits of the operational changes made earlier this year, with increased efficiencies in our student recruitment process and student acquisition costs. Underlying course enrolments (excluding discontinued programs) grew 20% and total course enrolments declined 7%. We are delivering 470 programs across 34 partners globally.

In Global Assessment, sales declined 14% for the full year. Sales declined at Pearson VUE reflecting the impact of the test centre closures in H1, partially offset by growth in IT and online proctoring. Testing volumes for the full year were down 22% to 12.9m. Pent up demand in H2 was partially moderated by further lockdowns in Q4 and continued social distancing, leading to increased costs. Online Proctoring continued to see strong growth with volumes growing significantly from 0.2m at the end of 2019 to 2.1m at the end of 2020. In School and Clinical Assessment, performance was in line with expectations with further modest impact of COVID-19 in H2.

In North American Courseware, sales declined 13% for the full year. In US Higher Education Courseware sales declined 12% with total unit sales increasing slightly and digital registrations including eBooks growing 9%. In Canada, courseware sales were down significantly due to school and bookstore closures, with a strong performance in Q4 as purchases shifted to digital.

Affordability continues to play a major part in students' decision making and the unbundling of premium priced print and digital products for digital only formats continued. This reflects the rapidly changing market dynamics of the industry with 2.2m textbooks sold into US Higher Education colleges in 2020, compared with 3.7m in 2019. Sales of standalone eBook units into colleges grew 33% to 3.7m units, showing signs of secondary market recapture.

There has also been continued momentum in Inclusive Access with sales to not-for-profit institutions up 29% on last year representing 13% of US Higher Education Courseware revenue.

In International, sales were down 19% at the full year due to the interruption of Australian immigration and test centre closures impacting PTE with volumes down 36% compared to 2019, as well as the impact of COVID-19 on courseware purchasing.

For School & HE Courseware, budget constraints and school closures have led to fewer purchases. South Africa school courseware sales were down slightly, with purchases pushed later into Q4 compared to Q3 2019. In the UK, qualifications revenue was impacted, as expected, by the cancellation of exams in 2020, as well as the end of the NCT contract. In our franchise business in Brazil and across courseware, we have seen market contraction as a result of the pandemic.

Simplification

On 1 April 2020, Pearson completed the sale of its remaining 25% in Penguin Random House for £531m to Bertelsmann SE & Co KGaA.

In relation to the disposal of US K12 Courseware in 2019, Pearson sold its 20% variable Earn-Out right for $57m during 2020.

On 9 November 2020, Pearson announced the disposal of its interest in Pearson Institute of Higher Education (PIHE) in South Africa to a consortium of Stellenbosch Graduate Institute (SGI) and EXEO Capital, which is expected to close in H1 2021.

Contacts
Investor Relations	Jo Russell Anjali Kotak Teddy Symington	+44 (0) 7785 451 266 +44 (0) 7802 890 724 +44 (0) 7443 354 088
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 20 January 2021
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary